

Mail Stop 4561

October 10, 2017

David Zalik
Chief Executive Officer
GreenSky, Inc.
5565 Glenridge Connector, Suite 700
Atlanta, Georgia 30342

> **Re:** **GreenSky, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 22, 2017**
> **CIK No. 0001712923**

Dear Mr. Zalik:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2017 letter.

Prospectus Summary

Business Metrics, page 7

1.   Your response to prior comment 7 states that the referenced metrics are "measures of unit economics" and that you elect to present them separately from your business metrics. We also note that you use your business metrics to evaluate your business, measure your performance, identify trends, formulate plans and make strategic decisions. Advise why you believe that the measurements of unit economics do not fall within your definition of business metrics. Alternatively, revise to present these measures as business metrics. Refer to Section III.B of Release 33-8350.

Organizational Structure, page 11

2.   Rather than using defined terms to identify the major categories of owners, revise your charts to

identify, in the body of the chart or through footnotes, Original GS Equity Owners, Original Profits Interests Holders, Continuing LLC Members, and Equity Holders of the Former Corporate Investors. To the extent the ownership is dispersed among affiliates of a person or entity, consider identifying the significant groups.

The Offering, page 15

3.   We note your response to prior comment 13. Please tell us how many members of GreenSky, Inc.'s board of directors will be continuing LLC members who will hold Class B common stock, and what percentage of the board votes these persons represent. If these persons control a majority of the board votes, please tell us how you considered the guidance in ASC 480-10-S99-3A(7) when determining the classification of your Class B common stock.

Unaudited Pro Forma Consolidated Financial Information, page 72

4.   We note your response to prior comment 22. Please provide us with your detailed analysis of the accounting model and the authoritative accounting guidance you considered in your conclusion to consolidate GS Holdings. Tell us whether GS Holdings is subject to the consolidation guidance related to variable interest entities and what consideration was given to the guidance in ASC 810-10-15-14. If it is subject to this guidance, explain how you determined that you have the characteristics of a controlling financial interest per ASC 810-10-25-38. Also, as previously requested, please provide us with an estimate of the equity interest percentage you will hold in GS Holdings following the Reorganization Transaction.

Business

Compliance, page 114

5.   Your revised disclosure in response to prior comment 34 explains that you may be subject to litigation arising from consumer disputes with contractors. To the extent that the typical home improvement or medical services contract between the contractor/provider and consumer does not include you as a party, revise to discuss briefly the legal basis for claims.

Consolidated Financial Statements of GreenSky, LLC ("GSLLC")

Consolidated Statements of Operations, page F-7

6.   Your revised disclosures do not comply with SAB Topic 11:B as you continue to disclose gross profit that excludes depreciation and amortization expense. Please revise accordingly.

Note 15. Subsequent Events, page F-37

7.   Please explain your basis for making the $346 million distribution to owners.

        You may contact Brittany Ebbertt, Senior Accountant, at (202) 551-3572, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

cc: Brinkley Dickerson, Esq.
        Troutman Sanders LLP